UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

RMG NETWORKS HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74966K102	13D/A	Page 2 of 12

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,015,238 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (2)
	10	SHARED DISPOSITIVE POWER 285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,095 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%(4)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 1,624,762 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Based on 12,167,756 shares of the Issuer’s common stock outstanding as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No.	74966K102	13D/A	Page 3 of 12

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,015,238 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (2)
	10	SHARED DISPOSITIVE POWER 285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,095 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3%(4)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,481,905 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 1,624,762 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Based on 12,167,756 shares of the Issuer’s common stock outstanding as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No.	74966K102	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 12,167,756 shares of the Issuer’s common stock outstanding as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No.	74966K102	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 12,167,756 shares of the Issuer’s common stock outstanding as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No.	74966K102	13D/A	Page 6 of 12

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,369,688 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,226,831 (2)
	10	SHARED DISPOSITIVE POWER 285,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,512,545 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3%(4)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 3,836,355 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Consists of (i) 3,693,498 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(3) Consists of (i) 3,979,212 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(4) Based on 12,167,756 shares of the Issuer’s common stock outstanding as of November 14, 2014, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2014.

CUSIP No.	74966K102	13D/A	Page 7 of 12

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013, Amendment No. 4 to the Schedule 13D filed with the SEC on September 20, 2013, Amendment No. 5 to the Schedule 13D filed with the SEC on May 5, 2014 and Amendment No. 6 to the Schedule 13D filed with the SEC on July 18, 2014 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”) and DRW Holdings, LLC (“DRW Holdings”), with respect to the securities of RMG Networks Holding Corporation (the “Issuer”).  The purpose of this Amendment is to report each of DOOH Investments’ and DRW Commodities’ entry into a registration rights agreement, lockup agreement and support agreement with respect to the Issuer’s Common Stock in connection with the acquisition by an entity related to the Reporting Persons of an aggregate of 86,666.66 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of the Issuer. This amendment also reflects a decrease in the number of outstanding shares of the Issuer’s Common Stock since the Reporting Persons filed Amendment No. 6, which resulted in the shares of Common Stock beneficially owned by the Reporting Persons representing a greater percentage of the Issuer’s outstanding Common Stock.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 25, 2015, pursuant to the Purchase Agreement (the “Series A Purchase Agreement”), dated March 25, 2015, by and among the Issuer and the investors set forth on the signature pages affixed thereto (the “Investors”), including Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1, an entity related to the Reporting Persons (the “Related Party”), the Investors agreed to purchase from the Issuer an aggregate of 250,000 shares (the “Investor Shares”) of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a price per share of $100.  The Related Party purchased 86,666.66 of the Investor Shares for an aggregate purchase price of $8,666,666, of which of $1,000,000 was paid in cash and $7,666,666 was paid by the discharge of all principal amounts owed by the Issuer to the Related Party under the Senior Credit Agreement on a dollar-for-dollar basis.

Shares of Series A Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) filed by the Issuer.  Pursuant to the Certificate of Designation, each share of Series A Preferred Stock will automatically convert into 100 shares (subject to adjustment as provided in the Certificate of Designation) of Common Stock on the date the stockholders of the Issuer approve the issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock (the “Stockholder Approval”), if at all.  Until the Stockholder Approval is obtained, shares of Series A Preferred Stock will not be convertible, and accordingly, the Related Party does not currently beneficially own any shares of Common Stock that may be issuable upon conversion of Series A Preferred Stock as of the date hereof.  If the Stockholder Approval has not been obtained, and the outstanding shares of Series A Preferred Stock have not converted into shares of Common Stock, by the 60th day following the Closing or by the 75th day following the Closing if the SEC comments on the preliminary proxy materials filed by the Issuer in connection with seeking the Stockholder Approval, then commencing on the next business day, holders of the Series A Preferred Stock will be entitled to cumulative quarterly dividends at a rate of 12% per annum calculated from the original issuance date, based on a stated value of $100 per share, in preference and priority to the holders of all other classes or series of the Issuer’s capital stock.

CUSIP No.	74966K102	13D/A	Page 8 of 12

In order to induce the Investors to enter into the Series A Purchase Agreement, DOOH Investments and DRW Commodities entered into the lockup agreements and support agreements described in Item 6 of this Amendment.

In addition, pursuant to a termination and release letter (the “Termination Letter”) by and among DOOH Media Management LLC (the “Agent”) (an entity related to the Reporting Persons), the Related Party, White Knight Capital Management LLC (“White Knight” and, together with the Related Party, the “Lenders”), and the borrowers and guarantors of the borrowers to the Senior Credit Agreement (collectively, the “Loan Parties”), upon the closing of the transactions contemplated by the Series A Purchase Agreement (the “Closing”), including the exchange of the aggregate principal amount of indebtedness outstanding under the Senior Credit Agreement for shares of Series A Preferred Stock and the Issuer’s repayment of all accrued interest and certain other amounts due under the Senior Credit Agreement, the Senior Credit Agreement was terminated and the principal obligations thereunder were deemed to have been satisfied and discharged.

Item 5.     Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)           Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, 12,167,756 shares of the Common Stock were outstanding as of November 14, 2014.  Based on the foregoing, (i) the 6,512,545 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 44.3% of the Common Stock outstanding; (ii) the 4,158,095 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 28.3% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 19.3% of the Common Stock outstanding; and (iv) the 6,512,545 shares of Common Stock that all of the Reporting Persons collectively may be deemed to beneficially own represent approximately 44.3% of the Common Stock outstanding.

CUSIP No.	74966K102	13D/A	Page 9 of 12

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

On March 25, 2015, in connection with the Series A Purchase Agreement, DOOH Investments, DRW Commodities and the Investors (including the Related Party) entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer agreed to prepare and file with the SEC, within 30 days of the Closing, a registration statement covering the resale of the shares of the Common Stock issuable upon conversion of the Series A Preferred Stock and shares of Common Stock held by DOOH Investments and DRW Commodities, and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as practicable.

In accordance with the Series A Purchase Agreement, (i) DOOH Investments and DRW Commodities (as well as the Related Party) each entered into a lockup agreement (collectively, the “Lockup Agreements”) with the Issuer, pursuant to which each agreed, subject to certain exceptions and conditions, not to sell, offer, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period of 180 days from the effective date of the first registration statement filed pursuant to the Registration Rights Agreement and (ii) DOOH Investments and DRW Commodities each entered into a support agreement (collectively, the “Support Agreements”), pursuant to which each agreed to vote in favor of any proposal to approve the Issuer’s issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock.

On March 26, 2015, pursuant to the Termination Letter by and among the Agent, the Lenders, and the Loan Parties, all outstanding indebtedness and other obligations of the Loan Parties under or relating to the Loan Documents (as defined in the Senior Credit Agreement) was paid and satisfied in full and irrevocably discharged, terminated and released (other than contingent indemnification obligations). In connection with the termination of the Senior Credit Agreement, all security interests and other liens granted to or held by Agent for the benefit of the Lenders as security for any indebtedness, liabilities or other obligations under the Loan Documents was released.

The summaries contained herein of the Registration Rights Agreement, the Lockup Agreements, and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such documents (or forms of such documents, as applicable), which are included as Exhibits 99.19, 99.20, and 99.21, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.19, 99.20, and 99.21:

Exhibit 99.19 Registration Rights Agreement, dated March 25, 2015, by and among the Issuer and (i) the investors named in that certain Purchase Agreement by and among the Issuer and the investors party thereto and (ii) certain related parties of one or more of such investors participating in the Debt Conversion (as defined therein) referenced in the Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).

CUSIP No.	74966K102	13D/A	Page 10 of 12

Exhibit 99.20 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).

Exhibit 99.21 Form of Support Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).

CUSIP No.	74966K102	13D/A	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2015

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

DOOH INVESTMENT MANAGER LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title: Manager

CUSIP No.	74966K102	13D/A	Page 12 of 12

Exhibit Index

Exhibit 99.19 Registration Rights Agreement, dated March 25, 2015, by and among the Issuer and (i) the investors named in that certain Purchase Agreement by and among the Issuer and the investors party thereto and (ii) certain related parties of one or more of such investors participating in the Debt Conversion (as defined therein) referenced in the Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).

Exhibit 99.20 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).

Exhibit 99.21 Form of Support Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 25, 2015).